Exhibit 1.02

Conflict Minerals Report

Michael Kors Holdings Limited has included this Conflict Minerals Report as an exhibit to its Form SD in respect of 2013 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule"). The date of filing of this Conflict Minerals Report is June 2, 2014.

Unless the context indicates otherwise, the terms "we," "its," "us" and "our" refer to Michael Kors Holdings Limited and its consolidated subsidiaries. As used herein, "Conflict Minerals" are cassiterite (tin), columbite-tantalite (tantalum), gold and wolframite (tungsten), without regard to the location of origin of the minerals or derivative metals.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend" and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary Conflict Minerals benefit armed groups.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties may include, but are not limited to, the implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers, on a timely basis or at all, whether smelters and refiners and other market participants responsibly source Conflict Minerals and political and regulatory developments, whether in the Democratic Republic of the Congo ("DRC") region, the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.

Product Status Summary

We believe that Conflict Minerals content that is necessary to the functionality or production of the products that we contract to manufacture constitutes a small portion of the materials content of our products.

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Notwithstanding our due diligence efforts discussed below, for 2013, we were unable to determine the origin of the necessary Conflict Minerals content in our in-scope products. In-scope product information in respect of 2013 is provided under "Product Information; Additional Risk Mitigation Efforts" below.

However, none of the necessary Conflict Minerals contained in our in-scope products were determined by us (based on information made available to us) to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. The terms "armed group" and "adjoining country" have the meanings contained in the Conflict Minerals Rule.

Due Diligence Program Design

We designed our due diligence measures relating to Conflict Minerals to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s (the "OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition, 2013) (collectively, the "OECD Guidance").

The OECD Guidance is a collaborative government-backed multi-stakeholder initiative on responsible supply chain management of minerals from conflict-affected areas. Its objective is to help companies respect human rights and avoid contributing to conflict through their mineral sourcing practices. The OECD Guidance also is intended to cultivate transparent mineral supply chains and sustainable corporate engagement in the mineral sector with a view to enabling countries to benefit from their natural mineral resources and preventing the extraction and trade of minerals from becoming a source of conflict, human rights abuses and insecurity. While not legally binding, the adoption of the OECD Guidance at the ministerial level by the OECD reflects the common position and political commitment of OECD members and non-members adhering to the OECD Declaration on International Investment and Multinational Enterprises.

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. This framework consists of the following elements:

1.	Establish strong company management systems ("Step One");

2.	Identify and assess risk in the supply chain ("Step Two");

3.	Design and implement a strategy to respond to identified risks ("Step Three");

4.	Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain ("Step Four"); and

5.	Report on supply chain due diligence ("Step Five").

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Our implementation of the OECD Guidance in respect of 2013 and thereafter is discussed below.

Due Diligence Program Execution

In furtherance of our Conflict Minerals due diligence in respect of 2013, we performed the following due diligence measures. These were not all of the measures that we took in furtherance of our Conflict Minerals compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance. In addition, not all of the due diligence measures discussed below are expressly provided for in the OECD Guidance.

1.	OECD Guidance Step One: "Establish strong company management systems"

a.	We created a team of senior staff under the General Counsel charged with creating and implementing our Conflict Minerals compliance strategy. The following functional areas were represented on the working group: internal audit; legal/compliance; licensing; logistics; and production. Key members of these functional areas were educated on the Conflict Minerals Rule, the OECD Guidance, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries.

b.	We developed a questionnaire based on the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative ("EICC/GeSI") to identify smelters and refiners in our supply chain. In addition, we established procedures to maintain business records relating to Conflict Minerals due diligence, including records of due diligence processes, findings and resulting decisions, in electronic format.

c.	Our policy is to maintain business records relating to Conflict Minerals due diligence, including records of due diligence processes, findings and resulting decisions, for at least five years.

d.	We furnished our direct suppliers that we determined to potentially be in-scope for purposes of the Conflict Minerals Rule (the "Suppliers") with an introductory letter containing a link to third-party materials describing the Conflict Minerals Rule and various aspects of compliance relating to the rule.

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2.	OECD Guidance Step Two: "Identify and assess risk in the supply chain"

a.	We determined which of our products were in-scope for purposes of the Conflict Minerals Rule through product specifications, visual inspection, supplier inquiries and other information known to us.

b.	We requested by email that the Suppliers provide us with information, through the completion of our questionnaire, concerning the usage and source of Conflict Minerals in their products that we identified as potentially being in-scope, as well as information concerning their related compliance efforts. We also permitted Suppliers to provide a response by submitting a completed EICC/GeSI Conflict Minerals Reporting Template. We followed up by email or phone with all Suppliers that did not respond to the request within the specified time frame.

c.	We reviewed the completed responses received from the Suppliers. We followed up by email or phone with all Suppliers that submitted an incomplete response or a response that we concluded contained errors or inaccuracies or that otherwise provide a written response determined not to be suitable by us, in each case requesting them to submit a revised response. We followed up with other Suppliers where determined to be appropriate by us.

3.	OECD Guidance Step Three: "Design and implement a strategy to respond to identified risks"

a.	Our Conflict Minerals compliance team reported the findings of its supply chain risk assessment to our General Counsel.

b.	See "Product Information; Additional Risk Mitigation Efforts" below for additional steps that we intend to take to mitigate the risk that the necessary Conflict Minerals in our in-scope products benefit armed groups.

4.	OECD Guidance Step Four: "Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain"

Under our due diligence procedures, to that extent that smelters or refiners of Conflict Minerals in our supply chain are identified to us, we will utilize information made available by the Conflict-Free Sourcing Initiative concerning independent third-party audits of smelters and refiners.

5.	OECD Guidance Step 5: "Report on supply chain due diligence"

We filed a Form SD and this Conflict Minerals Report with the Securities and Exchange Commission and made available on our website certain information from this Conflict Minerals Report and the Form SD.

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Product Information; Additional Risk Mitigation Efforts

We believe that Conflict Minerals content that is necessary to the functionality or production of the products that we contract to manufacture constitutes a small portion of the materials content of our products.

Due to the challenges of tracing a multi-tier supply chain, for 2013, we were unable to determine the origin of the necessary Conflict Minerals contained in our in-scope products. The following categories of products were in-scope for 2013: (1) apparel, handbags and small leather goods and footwear that may contain functional hardware made with tin and/or gold; and (2) watches and jewelry that may include tin, tantalum, tungsten and/or gold.

For a further discussion of our products, see our Annual Report on Form 10-K for the fiscal year ended March 29, 2014 (the “Annual Report”). The information contained in our Annual Report is not incorporated by reference into our Form SD or this Conflict Minerals Report and should not be considered part of this report or the Form SD.

For 2013, none of our in-scope products were determined by us (based on information made available to us) to contain necessary Conflict Minerals that directly or indirectly financed or benefitted an armed group in the DRC or an adjoining country. An "armed group" under the Conflict Minerals Rule is an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 relating to the DRC or an adjoining country.

We endeavored to determine the mine or location of origin of the Conflict Minerals contained in our in-scope products by requesting that the Suppliers provide us with a completed questionnaire concerning the source of the Conflict Minerals in the components, products and materials sourced from them.

Risk Mitigation Efforts After the End of the Period Covered by This Report

Since the end of the period covered by this Conflict Minerals Report, we have taken the following additional steps to mitigate the risk that our necessary in-scope Conflict Minerals benefit armed groups:

1.	We adopted a policy relating to the supply chain of Conflict Minerals (the "Conflict Minerals Policy”). The Conflict Minerals Policy is described in the Form SD to which this Conflict Minerals Report is filed as an exhibit. We communicated the policy internally by email and Intranet. The Conflict Minerals Policy also was communicated by email to the Suppliers and was posted on our website.

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2.	We established a mechanism for employees, suppliers and other interested parties to report violations of our Conflict Minerals Policy by mail or email.

We intend to take the following additional steps in 2014 to mitigate the risk that our necessary in-scope Conflict Minerals benefit armed groups:

1.	Encourage Suppliers that provided company level information for 2013 to provide product level information for 2014 through ongoing outreach with these Suppliers.

2.	Engage with Suppliers that provided incomplete responses or that did not provide responses for 2013 to help ensure that they provide requested information for 2014.

3.	Monitor and encourage the continuing development and progress of traceability measures at Suppliers that indicated in 2013 that the source of Conflict Minerals was unknown or undeterminable.

4.	Communicate to new potentially in-scope suppliers our sourcing expectations, including through the dissemination of the Conflict Minerals Policy to them. In addition, as new in-scope suppliers are added, work with these suppliers to ensure that they understand the requirements of our Conflict Minerals Policy, the Conflict Minerals Rule and the OECD Guidance.
5.	Participate in selected industry initiatives to identify smelters and refiners in the supply chain.

All of the foregoing steps are in addition to the steps that we took in respect of our 2013 inquiry, which we intend to continue to take in respect of our 2014 inquiry to the extent applicable.

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